FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

14 October 2008

File no. 0-17630

Directorate Change

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Enclosure: Directorate Change

      N E W S R E L E A S E

14 October 2008

CRH ANNOUNCES MR. LIAM O’MAHONY
TO CONTINUE AS A NON-EXECUTIVE DIRECTOR

As announced on 22 May 2008, Mr. Myles Lee, currently Group Finance Director, will take over from Mr. Liam O’Mahony as Group Chief Executive on 1 January 2009.

Mr. O’Mahony has accepted an invitation to continue as a member of the Board of CRH plc in a non-executive capacity.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  14 October 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director